                                         WATKINS LUDLAM WINTER & STENNIS, P.A.

                                                    June 19, 2006

Christian N. Windsor, Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D. C. 20549

         Re:      BNA Bancshares, Inc.
                  Form 10 filed April 27, 2006, File No. 0-51941

Mr. Windsor:

     Enclosed is a copy of Amendment No. 1 to the above-referenced BNA Bancshares, Inc. Form 10.  The Amendment No. 1 was
EDGAR-filed on June 19, 2006.  This letter and the accompanying Amendment No. 1 are submitted in response to the SEC's comment letter dated May 26, 2006.

     Also enclosed are two marked copies of the Amendment No. 1 marked to show changes from the Form 10 as originally filed.

     The Company's responses are keyed to the Comment Letter.

General Comments

     1.  Rule 13e-3 under the Securities Exchange Act of 1934 requires transactions made by certain issuers to meet the requirements of Rule 13e-3(d), (e), and (f) of the rule, and requires certain information in connection with such transaction to be reported on Schedule 13E-3 (Transaction Statement under Section 13(e) of the Securities Exchange Act of 1934 and Rule 13e-3
         thereunder).  Under Rule 13e-3(b) and (c), the requirements of Rule 13e-3 (and therefore those of Schedule 13E-3) apply to:
         "an issuer which has a class of equity securities registered pursuant to Section 12 of the Act or which is a closed-end investment company registered under the Investment Company Act of 1940, or an affiliate of such issuer" and to "an issuer which is required to file periodic reports pursuant to Section 15(d) of the Act, or an affiliate of such issuer."  See
         Rule 13e-3(b) and Rule 13e-3(c).  At the time of the reclassification transaction, the Company did not fall within the scope of Rule 13e-3 or Schedule 13E-3 as it did not have a class of equity securities registered under Section 12 of the
         Act; it was not a closed-end investment company, and it was not required to file periodic reports under Section 15(d) of the Act.  Schedule 13E-3 was therefore inapplicable to the Company's reclassification transaction.

Business
General Development and Structure of Business, page 1

     2.  Done.  The Company has advised us that, except for the reclassification transaction, there are no other material events that need to be discussed.

Operations, page 1

     3.  Done.

Management's Discussion and Analysis
Table 2 - Average Balances; Interest Earned and Interest Yields, page 15

     4.  Done.

Securities, page 25

     5.  Done.

Deposits, page 27

     6.  Done.

Management's Discussion and Analysis
Deposits, page 28

     7.  Done.

     8.  Done.

Liquidity, page 28

     9.  Done.

Executive Compensation, page 37

    10.  The Company has advised us that the two executive officers listed in the table are the only executive officers employed by
         BNA Bancshares.  We have revised the Form 10 to reflect this fact.

Certain Relationships and Related Transactions, page 37

    11.  Done.

    12.  The Company has advised us that the amounts paid to the law firm were less than 5% of the gross revenues of the firm during the firm's most recent fiscal year.

Recent Sales of Unregistered Securities, page 38

    13.  Under Mississippi law, in connection with the referenced transaction dissenters' rights were available to shareholders of the Company and such rights were fully disclosed to the shareholders as required by the Mississippi Business
         Corporation Act.  No shareholders exercised dissenters' rights.

Description of Registrant's Securities To Be Registered
Authorized Shares of Capital Stock, page 39

    14.  The Articles were amended on February 8, 2006 to create the new Class B Nonvoting Common class of shares.  The Articles of
         Amendment have been included in composite Exhibit 3(a) to the First Amended Form 10.

    15.  No formal legal opinion was issued with respect to the reclassification or Class B Nonvoting Common share issuances.  The
         Board consulted with our firm on matters concerning the reclassification and the issuance of Class B Nonvoting
         Common shares, and we advised the Company that the reclassification and the Class B Nonvoting Common share issuances were legal under Mississippi law.  While Section 6 of the Bylaws probably should be amended to clarify that it now applies only to Class A Voting Common shares, this bylaw provision does not affect the legality of the reclassification and issuance of Class B Nonvoting Common shares since the provisions of Mississippi Business
         Corporation Act and the Articles of the Incorporation would override any contrary bylaw provisions.

Consolidated Financial Statements
Independent Auditors' Report, page 42

    16.  The company agrees with your assessment of the status of Nail McKinney, P.A.

    17.  Done.

Consolidated Balance Sheets, page 43

    18.  It is the Company's opinion that the reclassification transaction was not a change in the capital structure of the company within the meaning of the referenced Accounting Bulletin.  As neither a stock dividend, stock split, nor reverse stock split, and since the reclassification had no impact on the balance sheet of the Company, the Company is of the opinion that a retroactive restatement is not required.  The Company's auditors have discussed this issue with Lisa
         Haynes.

    19.  The Company has advised us as follows in response to the bullet-points listed in comment 19:

         o Since the Company  received no monetary or  nonmonetary  assets as a result of the  exchange  transaction, the  share-based  payment  guidance of FAS 123R was not deemed to be  applicable  to the Company.  Since the underlying  number of common  shares did not change,  the  transaction  was not viewed as a stock  dividend, split,  or reverse  split,  therefore  the  guidance  of ARB 43 Chapter 7B was not deemed to be  applicable.
         Therefore,  the Company  simply  reclassified  the existing  common stock line item to Class A Voting Common shares and Class B Nonvoting  Common shares  pursuant to the  provisions  of APB Opinion 29  Accounting  for
         Nonmonetary  Transactions.  Specifically,  the reclassification  treatment was applied since the transaction was deemed to be an exchange  transaction that lacks  commercial  substance as discussed in paragraphs 20-21 of that document.  The Company  intends to record a journal entry  reflecting the transaction in the form of a reduction  (debit) of existing  common stock and an increase  (credit) to Class A Voting Common shares and
         Class B Nonvoting Common shares on the books of the Company.

         o  The Company determined that Class A Voting Common shares were worth an equal amount of Class B Nonvoting Common shares by reference to the equal par value and the dividend premium offsetting the loss of voting rights with respect to Class B Nonvoting Common shares.  The aggregate number of common shares issued did not increase or decrease as a result of the reclassification, and the par values of both classes remain identical.  Class A Voting
         Common shares has all the rights and privileges typically associated with common share holders, including the right to vote on corporate matters and participate in dividends declared to common shareholders.  Holders of Class B
         Nonvoting Common shares do not have the right to vote on corporate matters except with regard to a proposed merger or a proposed transaction which would otherwise result in a change in control, and except as otherwise may be required by Mississippi law.  However, Class B Nonvoting Common shareholders are entitled to participate in dividends of the Company plus an additional ten percent (10%) of the amount paid on Class A Voting Common shares.

         o Prior to the  reclassification  there  were a total of 604 common  shareholders  of the  Company.  Of the total 604 common  shareholders,  272  shareholders  were eligible to receive Class A Voting Common shares and 332  shareholders were eligible to receive Class B Nonvoting  Common  shares.  The shares of all 332  shareholders  eligible to receive
         Class B Nonvoting  Common shares were  reclassified  to Class B Nonvoting  Common shares.  Immediately  following the reclassification  and as of May 31, 2006 there were 272 Class A Voting Common  shareholders and 332 Class B Nonvoting
         Common shareholders, for a total of 604 shareholders of both classes in the aggregate.

         o  All 604 shareholders of the Company's common stock were entitled to vote on the reclassification.  The reclassification created the distinction between Class A Voting Common shares and Class B Nonvoting Common shares, and the reclassification could not become effective until after it was approved by shareholders.  Therefore, at the time the vote was taken there was no distinction between Class A Voting Common shares and Class B Nonvoting Common shares.

Note 1 - Summary of Significant Accounting Policies, page 49

    20.  Done.  Revisions are made in Note 1 to the financial statements.

Note 7 - Long-term Debt, page 58

    21.  Done.  Revisions are made in Note 7 to the financial statements.

    22.  Done.  Revisions are made to Note 12 to the financial statements to reflect the disclosures required by 13(c) and 13(d)
                of FIN 45.

General

     A faxed copy of the statement from the Company acknowledging the matters identified in the Comment Letter is enclosed. The
Company is mailing the original to your office.

     Please call me if you have questions or need additional information.

                                                     Sincerely,

                                                     WATKINS LUDLAM WINTER & STENNIS, P.A.

                                                     /s/ L. Keith Parsons

                                                     L. Keith Parsons
                                                     Shareholder

LKP/jag

Enclosures

cc:      Michael R. Clampitt (w/enclosures)

     On behalf of BNA Bancshares, Inc. (the "Company") and in connection with the filing on its Amendment No. 1 to Form 10 (the
"Filing"), the undersigned hereby acknowledges that:

     1)  the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

     2)  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     3)  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                                        /s/ Vance L. Witt
                                                                       _______________________________
Date:  June 19, 2006                                                   Vance L. Witt
                                                                       Chairman and C.E.O.